PRUDENTIAL MyRockSM ADVISOR VARIABLE ANNUITY
PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
Supplement dated March 31, 2020
To
Prospectus dated December 31, 2019

This Supplement should be read in conjunction with the current Prospectus for Prudential MyRock Advisor Variable Annuity dated December 31, 2019.

The table entitled “Portfolios Available Beginning on or about February 24, 2020 if the Defined Income Benefit is not elected” is revised solely with respect to the PSF SP International Growth Portfolio-Class I as follows:

PORTFOLIO NAME	INVESTMENT OBJECTIVE(S)	PORTFOLIO ADVISER(S)/SUBADVISER(S)
PSF SP International Growth Portfolio – Class I*	Seeks long-term growth of capital.	Jennison Associates LLC Neuberger Berman Investment Advisers LLC William Blair Investment Management, LLC
PGIM Investments LLC manages each of the portfolios of the Prudential Series Fund (PSF).
*Certain of our other annuity contracts offer optional living benefits that utilize a predetermined mathematical formula (the “formula”) to manage the guarantees offered in connection with those optional benefits. The formula monitors each contract owner’s account value daily and, if necessary, will systematically transfer amounts among investment options. The formula transfers funds between the Sub-accounts for those variable annuity contracts and a portfolio of the Advanced Series Trust (AST) that is not available through the Annuity. You should be aware that the operation of the formula in those other variable annuity contracts may result in large-scale asset flows into and out of the PSF SP International Growth Portfolio. These asset flows could adversely impact that Portfolio, including its risk profile, expenses and performance. Because transfers between the Sub-accounts and the AST portfolio can be frequent and the amount transferred can vary from day to day, the PSF SP International Growth Portfolio could experience the following effects, among others:

(a)
the Portfolio’s investment performance could be adversely affected by requiring a subadviser to purchase and sell securities at inopportune times or by otherwise limiting the subadviser’s ability to fully implement the Portfolio’s investment strategy;

(b)
the subadviser may be required to hold a larger portion of assets in highly liquid securities than it otherwise would hold, which could adversely affect performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held; and

(c)
the Portfolio may experience higher turnover and greater negative asset flows than it would have experienced without the formula, which could result in higher operating expense ratios and higher transaction costs for the Portfolio compared to other similar funds.

(d)	the Portfolio may have low asset levels and high operating expense ratios (including the possibility that all assets may be transferred out of the Portfolio).
The efficient operation of the asset flows among Portfolios triggered by the formula depends on active and liquid markets. If market liquidity is strained, the asset flows may not operate as intended. For example, it is possible that illiquid markets or other market stress could cause delays in the transfer of cash from one portfolio to another portfolio, which in turn could adversely impact performance.
Before you allocate to the PSF SP International Growth Portfolio, you should consider the potential effects on the Portfolio that are the result of the operation of the formula in the variable annuity contracts that are unrelated to your Prudential MyRock Advisor Variable Annuity.

Please work with your financial professional to determine which Portfolios are appropriate for your needs.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

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